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                                                                   EXHIBIT 10.34



                                                                        PRIME
                                                                        RESPONSE

April 29th/ 1999

Dear Jamie,

Following the Prime Response Group Inc. Board Meeting yesterday, April 28th, in New York City, I am pleased to inform you that the Board would like to extend to you the offer of becoming the Company's Chief Financial Officer effective immediately, reporting to myself.

This position will be based in the USA, at the soon to be established Company Headquarters in Boston (Cambridge), Massachusetts. The exact timing of your move will clearly be dependent on acquiring, the appropriate Visa, and the Company will naturally sponsor your application, but it is expected that you will be able to complete the move sometime between mid-June 1999 and mid-July.

Your salary will be $180,000, the exact translation of your existing Sterling salary. Your 1999 Bonus Scheme, already confirmed by the Compensation Committee, will move with you, under the same terms and conditions, paying out $65,000 for 1999 if the conditions set for awarding the bonus are achieved.

I will be shortly reviewing the appropriateness of your current Stock Option situation with the Compensation Committee and will notify you of its findings in due course.

Your move to the U.S., being sponsored by the Company, will be eligible for financial support under the terms of the Company, a Retention policy, which has been approved by the Compensation Committee. Other than as noted above all other aspects of your employment are continuous and the terms and conditions under which you are employed by the company are unaltered.

While the company is sponsoring your Visa application, clearly much of the practical work needed to make this transfer will be largely down to yourself to manage, as the Company does not as yet have the resources to provide specialist support. However, do not hesitate to ask me for whatever practical or official support I may need to provide.

Jamie, the rest of the Board and myself wish you every success in this new role and if you are happy to accept the position on the terms stated above please sign below as indicated and return to me.

                                    Sincerely,

                                    /s/ Peter Boni

                                    Peter Boni


              (Chief Executive Officer, Prime Response Group Inc.)

                              Accepted:

                              Jamie Gunn /s/ Jamie Gunn
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